October 1, 2024

Division of Corporate Finance
U.S. Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549
Attention: Marc Thomas

Dear Mr. Thomas,

Please accept this written response to your comment letter dated September 18, 2024 regarding your review of our Form 10-K, for the calendar year ended December 31, 2023 (File No. 001-41410).

Management's Discussion and Analysis of Financial Condition and Results of Operations
Loans, page 34

We agree in future filings beginning with the Form 10-Q for the quarter ended September 30, 2024  to further disaggregate the composition of our CRE portfolio by separately presenting owner and non-owner occupied, by borrower type and other characteristics that management believes is material to an investor’s understanding of our CRE portfolio.

With regard to specific details of risk management policies, procedures or other actions undertaken by management in response to the current environmental, we will  enhance disclosure narratives to include the additional reporting used to monitor  our CRE portfolio. As circumstances change that require additional risk management policies and/or procedures,  we will further enhance our disclosures accordingly.

Sincerely,

/s/ Stephen Guillaume
Stephen Guillaume
Executive Vice President & Chief Financial Officer